October 26, 2009
Conflicts Committee of the Board of Directors
Hiland Partners GP, LLC
As general partner of Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Members of the Conflicts Committee:
     I hereby propose to amend the Agreement and Plan of Merger, dated June 1, 2009 (the “Merger Agreement”), among certain of my affiliates and Hiland Partners, LP (the “Partnership”) to increase the cash merger consideration to $10.00 per common unit from $7.75 per common unit.
     I am concurrently delivering a letter to the conflicts committee of the board of directors of the general partner of Hiland Holdings GP, LP (“HPGP”) proposing to amend the HPGP merger agreement to increase the cash merger consideration to $3.20 per common unit from $2.40 per common unit.
     To allow the Conflicts Committee and the Board of Directors time to consider my revised offer, I also hereby propose that Section 7.1(b)(i) of the Merger Agreement be promptly amended to extend the “End Date” to November 6, 2009. If my proposal to increase the cash merger consideration is accepted, I would expect that the End Date would be further extended as necessary to consummate the transactions.
     Except as revised herein, the terms of my proposal remain as set forth in the Merger Agreement. This proposal is non-binding until appropriate changes are agreed to in the Merger Agreement to reflect the terms contained in this letter. I expect to make appropriate filings on Schedule 13D disclosing the revision to my proposals with respect to the Partnership and HPGP promptly after delivery of this letter.
     I remain of the view that a going-private transaction is the best strategic alternative currently available to the Partnership to maximize unitholder value during a time of significant market and industry turmoil. Should you have any questions, please do not hesitate to contact me.

Sincerely,
/s/ Harold Hamm

Harold Hamm

cc:	Edward D. Doherty Michael L. Greenwood Rayford T. Reid Joseph Griffin Matthew S. Harrison